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                               September 30, 2022

       Vikram Grover
       Chief Executive Officer
       Himalaya Technologies, Inc.
       1 E. Erie St., Ste. 525, Unit #2420
       Chicago, IL 60611

                                                        Re: Himalaya
Technologies, Inc.
                                                            Amendment No. 1 to
Offering Statement on Form 1-A
                                                            Filed September 20,
2022
                                                            File No. 024-11980

       Dear Mr. Grover:

             We have reviewed your amended offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our September 15, 2022 letter.

       Amendment No. 1 to Offering Statement on Form 1-A

       Exhibits

   1. We note your response to prior comment 4 and reissue in part. Please file a revised opinion from legal
counsel to opine on the laws of your jurisdiction of incorporation. In this regard, we note
that the legality opinion is limited to Colorado law but it appears that you are incorporated in
Nevada. For guidance, please refer to Section II.B.1.c of the
                                                        Division's Staff Legal
Bulletin No. 19, available on our website.
   2.                                                   In your next amendment,
please include an updated auditor's consent.
 Vikram Grover
FirstName LastNameVikram
Himalaya Technologies, Inc. Grover
Comapany 30,
September NameHimalaya
              2022        Technologies, Inc.
September
Page 2    30, 2022 Page 2
FirstName LastName
      You may contact Cheryl Brown, Staff Attorney, at (202) 551-3905 or Loan Lauren
Nguyen, Legal Branch Chief, at (202) 551-3642 with any questions.



                                                       Sincerely,

                                                       Division of Corporation
Finance
                                                       Office of Energy &
Transportation
cc:      Milan Saha, Esq.